UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated November 28, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 28, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Notice of Extraordinary General Meeting – December 22, 2016

November 26, 2016, Mumbai: With reference to our filing dated November 23, 2016, we enclose hereunder the Notice convening the Extraordinary General Meeting (EGM) of the Company to be held on Thursday, December 22, 2016 at 3:00 p.m. (IST) at Y. B. Chavan Centre, General Jagannath Bhosale Marg, Nariman Point, Opp. Mantralaya, Mumbai 400 021.

The Notice of the EGM will be available on our website i.e. www.tatamotors.com

This is for the information of the Exchanges and members.

Registered Office : Bombay House, 24, Homi Mody Street, Mumbai-400001

Tel:+912266658282. Fax:+912266657799. Email:inv_rel@tatamotors.com Website:www.tatamotors.com

CIN-L28920MH1945PLC004520

NOTICE

Dear Members,

Notice is hereby given that an Extraordinary General Meeting (EGM) of Tata Motors Limited, on the requisition of Tata Sons Limited, which holds 26.51% of the voting capital of the Company, will be held on Thursday, December 22, 2016, at 3:00 p.m. at Yashwantrao Chavan Prathishtan Auditorium, Y. B. Chavan Centre, General Jagannath Bhosle Marg, Next to Sachivalaya Gymkhana, Mumbai - 400021 to transact the following business:

SPECIAL BUSINESS:

Item No. 1

REMOVAL OF MR CYRUS P MISTRY AS A DIRECTOR

To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 169 and other applicable provisions of the Companies Act, 2013 and the Rules framed thereunder, Mr Cyrus P Mistry (Director Identification Number 00010178) be and is hereby removed from the office of Director of the Company with effect from the date of this meeting.”

Item No. 2

REMOVAL OF MR NUSLI N WADIA AS A DIRECTOR

To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 169 and other applicable provisions of the Companies Act, 2013 and the Rules framed thereunder, Mr Nusli N Wadia (Director Identification Number 00015731) be and is hereby removed from the office of Director of the Company with effect from the date of this meeting.”

NOTES:

1.

The Board of Directors at its meeting held on November 23, 2016, have approved the convening of the EGM and the issue of the Notice of the said meeting. The relative Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 (“the Act”), in respect of the business as set out in the Notice is annexed hereto.

2.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE ON HIS/HER BEHALF. SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. A person can act as a proxy on behalf of members (not exceeding 50) and holding in the aggregate not more than 10% of the total share capital of the Company carrying voting rights. A Member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as a proxy for any other person or Member.

3.

The instrument of Proxy, in order to be effective should be duly completed and deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting. A Proxy form is annexed to this Notice. Proxies submitted on behalf of limited companies, societies, etc. must be supported by appropriate resolution or authority, as applicable, issued by the Member organization.

4.

Corporate Members intending to send their authorised representatives to attend the Meeting are requested to send to the Company, a certified copy of the Board Resolution authorising their representative to attend and vote on their behalf at the Meeting.

5.

Only registered Members (including the holders of ‘A’ Ordinary Shares) of the Company may attend and vote at the EGM. The holders of the American Depositary Receipts (the “ADRs”) of the Company shall not be entitled to attend the said EGM. However, the ADR holders are entitled to give instructions or proxies for exercise of voting rights at the said Meeting through the Depositary, to give or withhold such consent, to receive such notice or to otherwise take action to exercise their rights with respect to such underlying shares represented by each such American Depositary Share, in each case in accordance with the Depository Agreement entered into among the holders, the Depository and the Company. A brief statement as to the manner in which such voting instructions may be given is being sent to the ADR holders by the Depositary.

6.	Members are requested to bring their attendance slip along with their copy of the Notice to the Meeting.

7.	In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names as per the Register of Members of the Company will be entitled to vote.

8.

The Special Notice and Requisition dated November 10, 2016 received from Tata Sons Limited and the 2 letters dated November 23, 2016 received from Mr Wadia as mentioned in the Explanatory Statement, are available for inspection by the Members at the Registered Office of the Company between 10:00 a.m. and 1:00 p.m. on any working day of the Company up to the date of the Meeting. The aforesaid documents shall also be available for inspection at the venue of the Meeting.

9.

Electronic copy of the Notice is being sent to all the members whose email IDs are registered with the Company/depository participant(s) for communication purposes unless any member has requested for a hard copy of the same. For members who have not registered their email address, physical copy of the Notice is being sent in the permitted mode.

10.	A route map showing directions to reach the venue of the Meeting forms part of this Notice.

11.

In compliance with provisions of Section 108 of the Act and the Rules framed thereunder and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, the Company is pleased to provide Members the facility to exercise their right to vote on resolutions by electronic means by electronic ballot at the EGM venue, (as provided below). Resolution(s) passed by Members through e-voting is/are deemed to have been passed as if they have been passed at the EGM.

12.

The voting rights of the Ordinary Shareholders shall be in the same proportion to the paid up Ordinary share capital and in case of voting rights on the ‘A’ Ordinary shares, the holder shall be entitled to one vote for every ten ‘A’ Ordinary shares held as on the cut-off date. A person, whose name is recorded in the Register of Members or in the register of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of remote e-voting as well as voting through electronic ballot at the meeting.

13.

In this regard, the Member’s demat account/folio number as on December 15, 2016 i.e. cut-off date has been enrolled by the Company for participation in voting on resolutions placed by the Company on the voting system.

14.

The Members can opt for only one mode of voting, i.e. either by remote e-voting or electronic ballot at the meeting. The Members attending the meeting who have not already cast their vote by remote e-voting shall be able to exercise their right at the meeting through electronic ballot. The Members who have cast their vote by remote e-voting are eligible to attend the meeting but shall not be entitled to cast their vote again.

15.

The Board of Directors have appointed Mr P N Parikh of M/s Parikh & Associates, Practicing Company Secretaries (Membership No. FCS327) as the Scrutinizer to scrutinize the remote e-voting and electronic ballot process at the venue, in a fair and transparent manner.

16.

Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice and holding shares as of cut-off date, should follow the same instructions mentioned in “17. Instructions for Remote E-Voting”. However, if you are already registered with Central Depository Services Limted (CDSL) for remote e-voting then you can use your existing user ID and password for casting your vote. If you forget your password, you can reset it by using “Forget User Details/ Password” option available on www.evotingindia.com.

17.	INSTRUCTIONS FOR REMOTE E-VOTING:

(a)

The period for remote e-voting starts on Sunday, December 18, 2016 at 9:00 a.m. and ends on Wednesday, December 21, 2016 at 5:00 p.m. Remote e-voting shall be disabled by CDSL at 5:00 p.m. on Wednesday, December 21, 2016 and Members shall not be allowed to vote through remote e-voting thereafter. Any person who is not a member as on the cut-off date should treat this Notice for information purposes only.

(b) Log on to www.evotingindia.com.

(c) Click on “SHAREHOLDERS/ MEMBERS” tab.

(d)

Enter your User ID. For CDSL- 16 digit beneficiary ID; for NSDL- 8 Character DP ID followed by 8 Digit Client ID; and for Members holding shares in Physical Form - Folio Number registered with the Company. Thereafter, enter the Image Verification as displayed and click on Login.

(e)	If you are holding shares in demat form and had logged on to www.evotingindia.com and voted on an earlier voting of any company, then your existing password is to be used.

(f)	If you are a first time user, follow the steps given below:

For Members holding shares in Demat Form and Physical Form
PAN

Enter your 10 digit alpha-numeric PAN issued by Income Tax Department (applicable for Members holding shares either in Demat or Physical mode).

Kindly note: Members who have not updated their PAN with the Company/ Depository Participant are requested to use the first two letters of their name and the 8 digits of the sequence number in the PAN field or the demat account/ folio number in the PAN field.

In case the sequence number is less than 8 digits enter the applicable number of 0’s before the number after the first two characters of the name in CAPITAL letters. Eg. If your name is Ramesh Kumar with sequence number 1 then enter RA00000001 in the PAN field.

Dividend Bank Details OR Date of Birth (DOB)

Enter the Dividend Bank Details or Date of Birth (in dd/mm/yyyy format) as recorded in your demat account or in the Company records in order to login.

If both the details are not recorded with the depository or Company, please enter the member id / folio number in the Dividend Bank details field as mentioned in instruction (d).

(g)	After entering these details, click on “SUBMIT” tab.

(h)	Members holding shares in physical form, will directly reach the Company selection screen. Kindly note that the details can be used only for e-voting on the resolutions contained in this Notice.

(i)

Members holding shares in demat form, will reach ‘Password Creation’ menu wherein they are required to mandatorily enter their login password in the new password field. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

(j)	If a demat account holder has forgotten the password, then ‘forgot password’ option can be availed to reset the password.

(k)

Click on the EVSN for Tata Motors Limited. Kindly note that there are separate EVSN for Ordinary Shares (161121005) and for “A” Ordinary Shares (161121006). In case you are holding both classes of shares, please complete your voting for one EVSN and then cast your vote for the other EVSN.

(l)

On the voting page, you will see “RESOLUTION DESCRIPTION” and against the same the option “YES / NO” for voting. Select the option YES (assent to the Resolution) or option NO (dissent to the Resolution).

(m)	Click on the “RESOLUTIONS FILE” link if you wish to view the entire Resolution details.

(n)

After selecting the resolution, you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

(o)	Kindly note that once you “CONFIRM” your vote on the resolution, you will not be allowed to modify your vote.

(p)	You can also take a print of the voting done by you.

(q)

Members can also cast their vote using CDSL’s mobile app m-Voting available for android based mobiles. The m-Voting app can be downloaded from Google Play Store. Apple and Windows phone users can download the app from the App Store and the Windows Phone Store respectively. Please follow the instructions as prompted by the mobile app while voting on your mobile.

(r)	Note for Institutional Members and Custodians:

•	Institutional Shareholders (i.e. other than Individuals, HUF, NRI, etc.) and Custodians are required to log on to www.evotingindia.com and register themselves as Corporates.

•	A scanned copy of the Registration Form bearing the stamp and sign of the entity should be emailed to helpdesk.evoting@cdslindia.com.

•	After receiving the login details a Compliance User should be created using the admin login and password. The Compliance User would be able to link the account(s) for which they wish to vote on.

•	The list of accounts linked in the login should be mailed to helpdesk.evoting@cdslindia.com and on approval of the accounts they would be able to cast their vote.

•

A scanned copy of the Board Resolution and Power of Attorney which they have issued in favour of the Custodian, if any, should be uploaded in PDF format in the system for the scrutinizer to verify the same.

(s)

In case you have any queries or issues regarding e-voting, you may refer the Frequently Asked Questions (“FAQs”) and e-voting manual available at www.evotingindia. com, under help section or write an email to helpdesk. evoting@cdslindia.com. You can also send your queries/ grievances relating to e-voting at:-

Name : Mr Rakesh Dalvi, Deputy Manager

Address : Phiroze Jeejeebhoy Towers, 16th Floor,

                Dalal Street, Mumbai - 400001.

Phone Number(s) : 022 22728588

Email Id : rakeshd@cdslindia.com

Toll free no: 18002005533

18.	VOTING AT EGM:

The Chairman at the EGM, shall at the end of the discussion on the resolution, on which voting is to be held, allow voting with the assistance of Scrutinizer, by use of electronic ballot system for all the members who are present at the EGM but have not cast their votes by availing the remote e-voting facility.

19.	DECLARATION OF RESULTS ON THE RESOLUTIONS:

(a)

The Scrutinizer shall, immediately after the conclusion of voting at the EGM, count the votes cast at the meeting, thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company and make, not later than 48 hours from conclusion of the meeting, a consolidated Scrutinizer’s Report of the total votes cast in favour or against the resolution, invalid votes, if any and whether the Resolution(s) has/ have been carried or not, to the Chairman or a person authorized by him in writing who shall countersign the same.

(b)

The results declared along with the Scrutinizer’s Report shall be placed on the Company’s website www.tatamotors.com and on the website of CDSL www.cdslindia.com immediately after the result is declared. The Company shall simultaneously forward the results to BSE Limited and National Stock Exchange of India Limited, where the securities of the Company are listed.

(c)	Subject to the receipt of requisite number of votes, the Resolutions shall be deemed to be passed on the date of Meeting i.e. December 22, 2016.

By Order of the Board of Directors

H K Sethna

Company Secretary

FCS No.:3507

Mumbai

November 23, 2016

Registered Office:

Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: +91 22 6665 8282; Fax: +91 22 6665 7799

Email: inv_rel@tatamotors.com;

Website: www.tatamotors.com

CIN - L28920MH1945PLC004520

EXPLANATORY STATEMENT

The Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 (“the Act”), given hereunder sets out material facts relating to the special business mentioned at Item Nos. 1 and 2 of the accompanying Notice dated November 23, 2016:

SPECIAL BUSINESS

Item No. 1

Tata Sons Limited (the Requisitionist) is the Promoter of the Company and holds 77,89,70,378 Ordinary Shares aggregating 26.51% of the Company’s voting capital. Tata Sons Limited has pursuant to the Requisition and Special Notice dated November 10, 2016 and in recognition of the legal rights vested in them as a Shareholder, decided to convene an Extraordinary General Meeting (EGM), to consider and if thought fit, pass an Ordinary Resolution for removal of Mr Cyrus P Mistry and Mr Nusli Wadia as Directors of the Company.

Mr Cyrus Mistry is currently the Non-Executive Chairman of the Company. He was appointed as a Non-Executive Director of the Company by the Board on May 29, 2012 and by the shareholders at the Annual General Meeting (AGM) held on August 10, 2012. At the Board Meetings of the Company held on November 7, 2012 and December 28, 2012, he was appointed as the Deputy Chairman and as the Chairman respectively. Further, based upon a request received from Tata Steel, Mr Mistry was nominated on March 28, 2013, as a ‘Steel Director’ pursuant to Article 127 of the Articles of Association of the Company. Mr Mistry is the Chairman of the Executive Committee of Board (ECoB) and a Member of the Nomination and Remuneration Committee of the Board (NRC).

Under Section 169 (4) of the Companies Act, 2013, the director being sought to be removed has a right to make a representation to the Members in the manner stated therein. We have been informed that Mr Mistry intends to provide a separate representation to be sent to the Members of the Company.

The Board of Directors of the Company would like to clarify that a copy of the Special Notice issued by the Requisitionist is being sent along with this Notice with a view to provide the relevant background concerning Item No. 1 of Special business to be transacted at the EGM. A copy of this Special Notice and Requisition is annexed hereto (Annexure). Consequently, the Company, the Board of Directors of the Company and its officers do not take any responsibility for the same.

Other than Mr Mistry, none of the other Directors and Key Managerial Personnel of the Company or their respective relatives are interested in Item No. 1 of the Notice.

Item No. 2

Tata Sons Limited (the Requisitionist) is the Promoter of the Company and holds 77,89,70,378 Ordinary Shares aggregating 26.51% of the Company’s voting capital. Tata Sons Limited has pursuant to the Requisition and Special Notice dated November 10, 2016 and in recognition of the legal rights vested in them as a Shareholder, decided to convene an EGM, to consider and if thought fit, pass an Ordinary Resolution for removal of Mr Cyrus P Mistry and Mr Nusli Wadia as Directors of the Company.

Mr Nusli Wadia is an Independent Director of the Company. He was appointed as a Non-Executive Director of the Company by the Board on December 22, 1998 and by the shareholders at the AGM held on August 12, 1999. Being a director liable to retire by rotation, Mr Wadia’s re-appointment was approved at various AGMs held on July 26, 2002, July 11, 2005, August 25, 2009, August 12, 2011 and August 21, 2013 in terms of the provisions of the Companies Act, as applicable from time to time. As required under the listing agreement, Mr Wadia has been an Independent Director of the Company since March 2001. As required under Section 149 of the Companies Act, 2013, Mr Wadia was appointed as an Independent Director of the Company with effect from July 31, 2014 upto February 14, 2019 at the AGM held on July 31, 2014. Mr Wadia is the Chairman of the NRC and a Member of the ECoB.

The Board has been informed by the Independent Directors individually that they have not been approached by Mr. Wadia that could be considered as influencing their independence in the Company.

Mr Wadia, vide his letters dated November 23, 2016 addressed to the Board of Directors and the Company Secretary has stated as under:-

•

Letter No.1: Mr Wadia has inter alia, termed the reasons provided by the Requisitionist in the Special Notice for his removal as baseless, false, defamatory and libelous and have been made with the intention of harming his reputation. Further, Mr Wadia has questioned the ability of the Requisitionist to requisition a general meeting and vote to remove him as a Director (he being an Independent Director) from the Board of the Company.

•

Letter No.2: Mr Wadia has requested the Board of Directors to forthwith institute an independent investigation upon the allegations as set out in the Special Notice issued by Tata Sons Limited dated November 10, 2016 or state otherwise on the allegations.

The said letters were tabled at the Board of Directors meeting held on November 23, 2016 and are also open for inspection.

Under Section 169 (4) of the Companies Act, 2013, the director being sought to be removed has a right to make a representation to the Members in the manner stated therein. We have been informed that Mr Wadia intends to provide a separate representation to be sent to the Members of the Company.

The Board of Directors of the Company would like to clarify that a copy of the Special Notice issued by the Requisitionist is being sent along with this Notice with a view to provide the relevant background concerning Item No.2 of Special business to be transacted at the EGM. A copy of this Special Notice and Requisition is annexed hereto (Annexure). Consequently, the Company, the Board of Directors of the Company and its officers do not take any responsibility for the same.

Other than Mr Wadia, none of the other Directors and Key Managerial Personnel of the Company or their respective relatives are interested in Item No. 2 of the Notice.

By Order of the Board of Directors

H K Sethna
Mumbai	Company Secretary
November 23, 2016	FCS No.:3507

Registered Office:

Bombay House, 24, Homi Mody Street, Mumbai 400 001

Tel: +91 22 6665 8282; Fax: +91 22 6665 7799

Email: inv_rel@tatamotors.com;

Website: www.tatamotors.com

CIN - L28920MH1945PLC004520

Annexure

(On the letterhead of Tata Sons Limited)

November 10, 2016

The Board of Directors

Tata Motors Limited

Bombay House,

24 Homi Mody Street,

Mumbai 400001.

Sirs,

Re:

Issue of Special Notice and Requisition under the applicable provisions of the Companies Act, 2013 and the Rules framed thereunder for convening an Extraordinary General Meeting of the shareholders of Tata Motors Limited

1.

Tata Sons Limited is a shareholder of Tata Motors Limited (“Tata Motors”) and holds, as on the date of this letter, 77,89,70,378 Ordinary shares representing 26.51% of the voting capital of Tata Motors.

2.

Pursuant to Section 100(2)(a) and other applicable provisions of the Companies Act, 2013 and the Rules framed thereunder, we submit this requisition to you for convening an Extraordinary General Meeting of the shareholders of Tata Motors, in the manner prescribed under applicable law, to pass the following 2 (two) resolutions.

Item No. 1

REMOVAL OF MR. C. P. MISTRY AS DIRECTOR

To pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 169 and other applicable provisions of the Companies Act, 2013 and the Rules framed thereunder, Mr. Cyrus P. Mistry (Director Identification Number 00010178) be and is hereby removed from the office of Director of the Company with effect from the date of this meeting.”

Although there is no requirement, legally or otherwise, for the benefit of the shareholders, the following may be noted:

(i)	Tata Sons Limited is the Promoter of Tata Motors and holds 26.51% of the voting capital of Tata Motors.

(ii)

Tata Sons Limited is the principal investment holding company and promoter of Tata companies. About 66% of the ordinary share capital of Tata Sons Limited is held by philanthropic trusts, which support education, health, livelihood generation and art and culture. In 2015-16, the revenue of Tata companies, taken together, was over USD 100 billion. These companies collectively employ over 660,000 people. Tata companies are present in over 100 countries spanning 6 continents and operate with a mission ‘To improve the quality of life of the communities we serve globally, through long-term stakeholder value creation based on Leadership with Trust’.

(iii)

On October 24, 2016, the Board of Directors of Tata Sons Limited passed a resolution to replace Mr. Cyrus P Mistry as the Executive Chairman of Tata Sons Limited and revoked all his executive powers, fully supported by the three Directors of Tata Sons Limited nominated by the philanthropic trusts (primarily the Sir Dorabji Tata Trust and the Sir Ratan Tata Trust). It may be noted that the Board of Directors of Tata Sons Limited has lost confidence in Mr. Cyrus P Mistry to lead Tata Sons Limited for a combination of several factors. The Tata Sons’ Board, in its collective wisdom, took the decision to replace Mr. Mistry. The Board had felt that the removal of Mr. Mistry as Chairman was absolutely necessary for the future success of the Tata group.

(iv)

Tata Motors, of which Tata Sons Limited is the promoter, forms an integral part of the Tata group and enjoys the right to use the ‘Tata’ brand by virtue of the Tata Brand Equity and Business Promotion Agreement entered into between Tata Motors and Tata Sons Limited. Substantial goodwill and benefits accrue to Tata Motors by such usage and association with the Tata group.

(v)

Subsequent to his replacement as Executive Chairman of Tata Sons Limited, Mr. Mistry has made certain unsubstantiated allegations, which cast aspersions not only on Tata Sons Limited and its Board of Directors, but also on the Tata group as a whole, of which Tata Motors is an integral part. The communication, which was marked as ‘confidential’, was made public. Mr. Mistry’s conduct has caused enormous harm to the Tata group, Tata Motors and its stakeholders, including employees and shareholders.

(vi)	Consequently, the Board of Directors of Tata Sons Limited by its resolution dated November 10, 2016 has resolved to propose the removal of Mr. Mistry as Director of Tata Motors.

Item No. 2

REMOVAL OF MR. NUSLI N. WADIA AS DIRECTOR

To pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 169 and other applicable provisions of the Companies Act, 2013 and the Rules framed thereunder, Mr. Nusli N. Wadia (Director Identification Number 00015731) be and is hereby removed from the office of Director of the Company with effect from the date of this meeting.”

Although there is no requirement, legally or otherwise, for the benefit of the shareholders, the following may be noted:

(i)

Post the developments of October 24, 2016, Mr. Nusli Wadia has been acting in concert with Mr. Cyrus Mistry, and has been acting against the interests of the Tata group. Despite being purportedly an independent director on the boards of certain Tata companies (including this company), in our opinion, Mr. Nusli Wadia has been conducting himself as an interested party in a manner that is designed to cause harm to the Tata group. He has not been conducting himself independently and instead has been inter alia, galvanizing independent directors and acting prejudicially. Mr. Wadia’s action may put the company and its future in grave jeopardy and impact the overall morale of the workers, employees and management who have joined a Tata Company. Moreover he has been a director since several decades and considering all these factors, his continuance on the Board is untenable. The principal shareholders have lost confidence in the independence, suitability or bonafides of Mr. Wadia and seek his removal. Consequently, the Board of Directors of Tata Sons Limited by its resolution dated November 10, 2016 has resolved to propose the removal of Mr. Nusli Wadia as Director of Tata Motors.

3.

Please also treat the above as special notice under Section 169(2), read with Section 115 and other applicable provisions of the Companies Act, 2013 and the Rules framed thereunder for the aforesaid purpose.

Yours faithfully,

TATA SONS LIMITED

(F. N. Subedar)

Chief Operating Officer & Company Secretary

Copy to: Company Secretary, Tata Motors Limited

TATA MOTORS LIMITED

Route map to the venue of the EGM

■ Yashwantrao Chavan Pratishthan Auditorium,
Y. B. Chavan Centre,
General Jagannath Bhosle Marg,
Next to Sachivalaya Gymkhana,
Mumbai 400 021.

Madam Cama Road
Mantralaya
Maharshi Karve Road
Madam Cama Road
Y. B.
Chavan Centre
Gen. Jagannath Bhosle Road
Buena Vista
Maharshi Karve Road
Cooperage Road
Cooperage
Football Ground
Free Press Journal Road
Benil Building
VV Road Marg

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.